Exhibit (n)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

TPG Specialty Lending, Inc.:

We consent to the use of our report dated March 15, 2013, except for Note 8 and 9, which are as of December 10, 2013, with respect to the consolidated balance sheets of TPG Specialty Lending, Inc. (and subsidiaries) (the “Company”) as of December 31, 2012 and 2011, including the consolidated schedules of investments, and the related consolidated statements of operations, changes in net assets, cash flows, and the financial highlights (included in Note 12) for the years then ended and our report dated December 10, 2013 on the senior securities table as of December 31, 2012 and 2011 of the Company included herein, and to the references to our firm under the headings “Senior Securities”, and “Experts” in the prospectus.

/s/ KPMG LLP

San Francisco, California

February 14, 2014